Exhibit 99.1
The results of Shinhan Card’s Annual General Meeting of Shareholders for the FY2013

On March 31, 2014, Shinhan Card, our wholly-owned card subsidiary, held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2013, and the three agendas listed below were approved.

Agenda:

1) Approval of Financial Statements for the fiscal year of 2013

2) Appointment of Directors

i) Appointment of Directors

Name	Position	Period of Tenure	Note

Kim Sunghwa	Standing Auditor	2yr.	Newly-appointed

Soh Jae-Gwang	Non-Executive Director	1yr.	Re-appointed

ii) Appointment of Outside Directors

Name	Position	Period of Tenure	Note

Ban Jangsik	Outside Director	1yr.	Re-appointed

Kim Gyeongrim	Outside Director	1yr.	Re-appointed

Kim Donghwan	Outside Director	1yr.	Re-appointed

Park Pyung Jo	Outside Director	1yr.	Newly-appointed

3) Approval of Director Remuneration Limit

The AGM of Shinhan Card also approved cash dividend payment for the fiscal year of 2013 as follows:

• Annual Cash Dividend: KRW 524 billion or KRW 4,180 per common share

Since Shinhan Financial Group (hereafter “SFG”) wholly owns Shinhan Card, SFG will be receiving the total dividend amount from Shinhan Card.